CERTIFICATE OF NOTIFICATION

                                    Filed by

                              THE SOUTHERN COMPANY

Pursuant to orders of the Securities and Exchange Commission dated June 30, 2004, July 23, 2004 and June 30, 2005 in the matter of File No. 70-10186.

                                 --------------

The Southern Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows:

         1. On November 16, 2005, the issuance by Southern Company Capital Funding, Inc. ("Capital Funding") of $250,000,000 aggregate principal amount of its Series C 5.75% Senior Notes due November 15, 2015 (the "Series C Notes"), pursuant to the Third Supplemental Indenture dated as of November 16, 2005, supplementing the Senior Note Indenture dated as of February 1, 2002 among Capital Funding, the Company, as guarantor, and The Bank of New York, as Trustee, and the guarantee of the Series C Notes by the Company were carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

         2. Filed herewith are the following exhibits:

       Exhibit A -- Prospectus supplement with respect to the Series C
                    Notes, dated November 8, 2005. (Filed electronically November 10, 2005, in File Nos. 333-65178, 333-65178-01,
                    333-65178-02 and 333-65178-03.)

       Exhibit B -- Underwriting Agreement with respect to the Series C
                    Notes dated November 8, 2005. (Designated in Form 8-K, File No. 1-3526, dated November 8, 2005 as Exhibit 1.1.)

       Exhibit C -- Third Supplemental Indenture to Senior Note
                    Indenture dated as of November 16, 2005, providing for the issuance of the Series C Senior Notes. (Designated in Form 8-K, File No. 1-3526, dated November 8, 2005 as Exhibit 4.2.)

       Exhibit D -- Opinion of Troutman Sanders LLP, dated November 21, 2005.


Dated: November 21, 2005                      THE SOUTHERN COMPANY



                                              By:    /s/Patricia L. Roberts
                                                       Patricia L. Roberts
                                                       Assistant Secretary